Exhibit 99.1

20 September 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

MTD201 Phase 1 Study Approval

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), the R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce it has received approval to commence a Phase 1 study on MTD201 (“Study 102”), which it is developing for the treatment of acromegaly and neuroendocrine tumours (NET). This is the next stage in the Company’s development plan for MTD201 as outlined in the Company’s announcement on 13 June 2019.

The objective of this Phase I study is to investigate subcutaneous administration as an additional injection route, compared to intramuscular administration. The study, which is being conducted in 28 healthy subjects, can now commence, with data available towards the end of 2019 or early in 2020. The objective is to determine the administration route for the pivotal registration study to be commenced in 2020.

The earlier study conducted in 2018 (“Study 101”) demonstrated MTD201 to have a favourable long-acting clinical profile with significantly lower variability in release kinetics, and no initial burst release of the active ingredient (octreotide) when compared to Novartis' Sandostatin® LAR® ("SLAR"). Combined with the other advantages of Midatech’s Q-Sphera™ technology, including less painful injections due to smaller needle size (21 gauge needle, compared to 19/18 gauge for SLAR), and simpler, more reliable reconstitution and injection (less than 10 minutes versus up to 40 minutes for SLAR), the Company believes MTD201 is well positioned as a next generation long-acting agent in the US$2.5 billion somatostatin analogue market.

In addition to the advantages shown in the Study 101, the Q-Sphera technology provides the flexibility for unit doses above 30mg, longer dosing intervals up to 6 to 8 weeks, and subcutaneous administration of octreotide, none of which the Company believes are possible with the manufacturing process used for SLAR. This provides the opportunity for further well differentiated octreotide products and an enhanced potential for MTD201 to compete with existing long-acting somatostatin analogues. The subcutaneous route of administration being evaluated in Study102 will further reduce pain on injection and allow the potential for self-administration at home without the need to for hospital visits to receive drug injections.

Preparation for the next pivotal phase of clinical development for MTD201 in 2020 is also underway. Following confirmation of the MTD201 administration route from this Phase 1 study, the pivotal registration study in acromegaly patients is planned to commence early in 2020. Subject to funding, a pivotal registration programme to support a second indication in NET is also expected to commence in 2020.

Commenting, Midatech's Chief Executive Officer, Dr Craig Cook, said: "We are very pleased to have received approval to start this Phase 1 study which we believe will demonstrate the clear advantages of the MTD201 product utilising our Q-Sphera technology. I look forward to providing regular updates as the development programme progresses."

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using its technology platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.